EXHIBIT 99.1

QuarterlyReport to Shareholders

TransCanada Reports Strong Second Quarter 2017 Financial Results
Performance Highlights Diversified, Low Risk Business Strategy

CALGARY, Alberta – July 28, 2017 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced net income attributable to common shares for second quarter 2017 of $881 million or $1.01 per share compared to net income of $365 million or $0.52 per share for the same period in 2016. Comparable earnings for second quarter 2017 were $659 million or $0.76 per share compared to $366 million or $0.52 per share for the same period in 2016. TransCanada's Board of Directors also declared a quarterly dividend of $0.625 per common share for the quarter ending September 30, 2017, equivalent to $2.50 per common share on an annualized basis.
"Our diversified portfolio of high-quality, low risk energy infrastructure assets continued to perform very well in the second quarter of 2017," said Russ Girling, TransCanada's president and chief executive officer. "Comparable earnings per share increased 46 per cent compared to second quarter 2016 primarily due to the Columbia acquisition in July 2016 and the realization of associated synergies, strong performance across our Natural Gas and Liquids Pipelines businesses and higher earnings from Bruce Power following a major planned outage in second quarter 2016. The growth in earnings was accompanied by a significant increase in net cash provided by operations which rose to $1.4 billion from $1.1 billion in the same period last year."
"In the quarter, we added $2 billion of additional expansion projects on the NGTL System and today announced a $0.2 billion expansion on the Canadian Mainline, highlighting the organic growth opportunities that continue to emanate from our broad, strategically located asset base. We are now advancing a $24 billion near-term capital program that is expected to generate significant growth in earnings and cash flow and support an expected annual dividend growth rate at the upper end of an eight to 10 per cent range through 2020," added Girling. "To date we have invested $9.0 billion in these projects and are well positioned to both execute and fund the remainder of the program over the next few years. In addition, we concluded the sale of our U.S. Northeast merchant generation facilities, with proceeds used to fully retire the Columbia acquisition bridge facilities. With those sales complete, over 95 per cent of our future EBITDA is expected to be derived from regulated or long-term contracted assets."
"We also continue to progress a number of additional medium to longer-term organic growth opportunities in our three core businesses of natural gas pipelines, liquids pipelines and energy in Canada, the United States and Mexico. Success in advancing Keystone XL or other growth initiatives, including the Bruce Power life extension, could further augment or extend the Company’s dividend growth outlook," concluded Girling.
Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	Second quarter 2017 financial results
◦Net income attributable to common shares of $881 million or $1.01 per share
◦Comparable earnings of $659 million or $0.76 per share
◦Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.8 billion
◦Net cash provided by operations of $1.4 billion
◦Comparable funds generated from operations of $1.4 billion
◦Comparable distributable cash flow of $936 million or $1.08 per common share

•	Declared a quarterly dividend of $0.625 per common share for the quarter ending September 30, 2017

•	Announced $2 billion of additional expansions on the NGTL System to increase receipt and delivery capacity

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In April, closed the sale of TC Hydro for US$1.07 billion and in June completed the sale of Ravenswood, Ironwood, Ocean State Power and Kibby Wind for US$2.029 billion. The proceeds from the sales were used to fully retire the acquisition bridge facilities which partially financed the Columbia acquisition

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On June 1, sold a 49.34 per cent interest in Iroquois Gas Transmission System, LP (Iroquois), together with our remaining 11.81 per cent interest in Portland Natural Gas Transmission System (PNGTS), to our master limited partnership, TC PipeLines, LP for a value of US$765 million

•	Raised US$500 million at TC PipeLines, LP from issuance of 10 year senior unsecured notes

•	Raised $1.5 billion in gross proceeds through a Canadian offering of Junior Subordinated Notes maturing in 2077

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Established an At-The-Market (ATM) program that allows us to issue up to $1 billion in common shares from time to time over a 25-month period, at our discretion, at the prevailing market price when sold in Canada or the United States. The ATM program will be activated at our discretion, if and as required, based on the spend profile of TransCanada’s capital program and relative cost of other funding options

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In July, launched an open season to solicit additional binding commitments from interested parties for transportation of crude oil on the Keystone Pipeline and for the Keystone XL Pipeline project from Hardisty, Alberta to markets in Cushing, Oklahoma and the U.S. Gulf Coast

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On July 25, 2017, we were notified that Pacific NorthWest (PNW) LNG would not be proceeding with their proposed LNG project.  As part of our Prince Rupert Gas Transmission (PRGT) agreement, following receipt of a termination notice, we would be reimbursed for the full costs and carrying charges incurred to advance the PRGT project. We expect to receive this payment later in 2017

•	On July 28, announced a $0.2 billion expansion project on the Canadian Mainline in southern Ontario
Net income attributable to common shares increased by $516 million to $881 million or $1.01 per share for the three months ended June 30, 2017 compared to the same period last year. Net income per common share in 2017 includes the dilutive effect of issuing 161 million common shares in 2016. Second quarter 2017 results included a $265 million after-tax net gain on the monetization of the U.S. Northeast power assets which was comprised of a $441 million after-tax gain on the sale of TC Hydro and an incremental loss of $176 million after-tax on the sale of the thermal and wind package, an after-tax charge of $15 million for integration-related costs associated with the acquisition of Columbia and a $4 million after-tax charge related to the maintenance of Keystone XL assets. Second quarter 2016 included a charge of $113 million related to costs associated with the Columbia acquisition which were primarily related to the dividend equivalent payments on the subscription receipts issued as part of the permanent financing of the transaction, an after-tax $10 million restructuring charge related to expected future losses under lease commitments and $9 million after-tax related to Keystone XL maintenance and liquidation costs. All of these specific items as well as unrealized gains and losses from changes in risk management activities are excluded from comparable earnings.
Comparable earnings for second quarter 2017 were $659 million or $0.76 per share compared to $366 million or $0.52 per share for the same period in 2016, an increase of $293 million or $0.24 per share and includes the dilutive effect of issuing 161 million common shares in 2016. The increase in second quarter comparable earnings was primarily due to higher contributions from U.S. Natural Gas Pipelines reflecting incremental earnings from Columbia following the July 1, 2016 acquisition and higher ANR transportation revenues resulting from higher rates effective August 1, 2016, higher earnings from Bruce Power mainly due to higher volumes resulting from fewer planned outage days, a higher contribution from Mexican Natural Gas Pipelines due to earnings from the Mazatlán and Topolobampo pipelines and higher earnings from Liquids Pipelines mainly due to higher volumes. These increases were partially offset by higher interest expense mainly as a result of debt assumed in the acquisition of Columbia and long-term debt issuances.
Notable recent developments include:
Natural Gas Pipelines:

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NGTL System: In June, we announced an additional $2 billion expansion program, subject to regulatory approvals, supported by new contracted customer demand for approximately 3 Bcf/d of incremental firm receipt and delivery services. The expansion will also increase delivery capacity at the Alberta/British Columbia export delivery point by 381 MMcf/d to serve markets in the Pacific Northwest, California and Nevada. NGTL now has a $7.1 billion near-term capital program targeted for completion by 2021.

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Canadian Mainline Tolling Option Open Season: In April, an application was filed with the National Energy Board (NEB) for approval of the long-term fixed-price service from the Empress receipt point in Alberta to the Dawn hub in Southern Ontario. The NEB is following a modified Streamlined Application Process with adjudication expected to follow after oral arguments are presented on September 11, 2017. The new service is requested to begin November 1, 2017.

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Canadian Mainline Maple Compressor Expansion Project: The Canadian Mainline has received requests for expansion capacity to the southern Ontario market plus delivery to Atlantic Canada via the TQM and PNGTS systems. The requests for approximately 80 MMcf/d of firm service underpin the need for new compression at the existing Maple compressor site. Customers have executed 15-year precedent agreements to proceed with the estimated $160 million project. Once we have completed our tariff process for this capacity addition, an application to the NEB for approval to proceed with the project is planned for early 2018 to meet a November 1, 2019 in-service date.

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Coastal GasLink: The continuing delay in the Final Investment Decision (FID) for the LNG Canada project has triggered a restructuring of provisions in the Coastal GasLink project agreement with LNG Canada that will result in the payment of certain amounts to TransCanada with respect to carrying charges on costs incurred since inception of the project. An approximate $80 million payment will be received in September 2017, followed by quarterly payments of approximately $7 million until further notice. We continue to work with LNG Canada under the agreement towards a FID.

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Prince Rupert Gas Transmission: On July 25, 2017, we were notified that PNW LNG would not be proceeding with their proposed LNG project.  As part of our PRGT agreement, following receipt of a termination notice, we would be reimbursed for the full costs and carrying charges incurred to advance the PRGT project. We expect to receive this payment later in 2017.

•
Sale of Iroquois and PNGTS to TC PipeLines, LP: On June 1, 2017, we sold a 49.34 per cent interest in Iroquois, together with our remaining 11.81 per cent interest in PNGTS, to our master limited partnership, TC PipeLines, LP for a value of US$765 million.

•
Leach XPress and Rayne XPress: We continue to advance construction on the US$1.5 billion Leach XPress and the US$0.4 billion Rayne XPress projects. Both projects are expected to enter service in November 2017.

Liquids Pipelines:

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Keystone XL: On July 27, 2017, we launched an open season to solicit additional binding commitments from interested parties for transportation of crude oil on the Keystone Pipeline and for the Keystone XL Pipeline project from Hardisty, Alberta to markets in Cushing, Oklahoma and the U.S. Gulf Coast. The open season will close on September 28, 2017.

•	Grand Rapids: In June, the Grand Rapids pipeline commenced line fill activities with anticipated in-service in third quarter 2017.
Energy:

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Monetization of U.S. Northeast power business: On April 19, 2017, we closed the sale of TC Hydro to Great River Hydro, LLC for US$1.07 billion resulting in a gain of $717 million ($441 million after-tax) recorded in second quarter 2017. On June 2, 2017, we completed the sale of Ravenswood, Ironwood, Ocean State Power and Kibby Wind to Helix Generation, LLC for US$2.029 billion. An additional loss of approximately $219 million ($176 million after-tax) was recorded in second quarter 2017, primarily related to an adjustment to the purchase price and repair costs for an unplanned outage at Ravenswood prior to close. Insurance recoveries for a portion of the repair costs are expected to be received by the end of 2017 which will partially reduce this loss.

Proceeds from the sale transactions were used to fully retire the remaining bridge facilities that partially funded the acquisition of Columbia. We also initiated the monetization of our TransCanada Power Marketing Ltd. (TCPM) operations and will realize the value of the remaining marketing contracts and working capital over time.
Corporate:

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Common Share Dividend: Our Board of Directors declared a quarterly dividend of $0.625 per share for the quarter ending September 30, 2017 on TransCanada's outstanding common shares. The quarterly amount is equivalent to $2.50 per common share on an annualized basis.

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Junior Subordinated Debt Issuance: In May 2017, TransCanada Trust issued $1.5 billion of 60-year Junior Subordinated Notes in Canada to third party investors with a fixed interest rate of 4.65 per cent for the first ten years converting to a floating rate thereafter. The notes are callable at par beginning ten years following their issuance. All of the proceeds of the issuance by the Trust were loaned to TransCanada PipeLines Limited (TCPL) in $1.5 billion of subordinated notes at a rate of 4.90 per cent which includes a 0.25 per cent administration charge.

•	Financing at TC PipeLines, LP: In May 2017, TC PipeLines, LP raised US$500 million from issuance of 10-year senior unsecured notes bearing an interest rate of 3.90 per cent.

•	Dividend Reinvestment Plan (DRP): Based on the most recent quarter, approximately 35 per cent of the common share dividends declared are being reinvested in TransCanada common shares through our DRP.

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ATM Equity Issuance Program: In June 2017, we established an ATM program that allows us to issue common shares from treasury having an aggregate gross sales price of up to $1.0 billion or their U.S. dollar equivalent, from time to time, at our discretion, at the prevailing market price when sold through the Toronto Stock Exchange or the New York Stock Exchange. The ATM program, which is effective for a 25-month period, will be activated at our discretion, if and as required, based on the spend profile of TransCanada’s capital program and relative cost of other funding options. At June 30, 2017, no common shares were issued under the program.

Teleconference and Webcast:
We will hold a teleconference and webcast on Friday, July 28, 2017 to discuss our second quarter 2017 financial results. Russ Girling, TransCanada President and Chief Executive Officer, and Don Marchand, Executive Vice-President and Chief Financial Officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 9 a.m. (MT) / 11 a.m. (ET).
Members of the investment community and other interested parties are invited to participate by calling 800.377.0758 or 416.340.2218 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on August 4, 2017. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 9154252.

The unaudited interim condensed Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.
With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's largest provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada owns or has interests in approximately 6,200 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America's leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles)  connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
Forward Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 27, 2017 and 2016 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.
Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable EBITDA, comparable distributable cash flow, comparable funds generated from operations, comparable earnings per share and comparable distributable cash flow per share, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. For more information on non-GAAP measures, refer to TransCanada's Quarterly Report to Shareholders dated July 27, 2017.

TransCanada Media Enquiries:
Mark Cooper/James Millar
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Stuart Kampel
403.920.7911 or 800.361.6522